DRAVCO MINING, INC.

August 10, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-4631

Attention:  Tracie Towner

Re:          Dravco Mining Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 19, 2009
File No. 0-50664

Dear Ms. Towner:

With reference to your facsimile of July 27, 2009 we will be amending our filing and will file the amended Form 10-K for fiscal year ended December 31, 2008 via the Edgar filing system.

The amendment to Form 10-K is being filed to amend the disclosure under “Item 9A- Controls and Procedures”, and to amend Exhibit 31.1; so that the certification does not exclude the internal control over financial reporting language from the introductory portion of paragraph 4.

We have provided our response to the comments raised in your facsimile of July 27, 2009 below as follows:
____________________________________________________________________________________________

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 30

Changes in Internal Controls, page 30

1.
We note your disclosure stating, “We have also evaluated our internal controls for financial reporting during the last fiscal quarter, and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.”

The guidance in Item 308T (b) of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

1909 Dufferin Avenue, Saskatoon, SK, CANADA
1-888-437-5268
Email: dravcomining@gmail.com

Please revise your disclosure accordingly.  This issue also applies to your interim report for the fiscal quarter ended March 31, 2009.

Management has revised the disclosure under Controls and Procedures – Changes in Internal Controls in the Form 10-K for the fiscal year ended December 31, 2008, to read as follows:

Changes in Internal Controls

“There were no changes in our internal control over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Management’s Report on Internal Control over Financial Reporting, page 31

2.
We note your disclosure concluding that you did not maintain effective internal control over financial reporting as of December 31, 2008 because you had identified several control deficiencies that constituted material weakness in your internal control over financial reporting during your evaluation.

However, we see that you also concluded that your disclosure controls and procedures were effective as of December 31, 2008, and as of your fiscal quarter ended March 31, 2009.  Given that you have identified several material weaknesses in your internal control over financial reporting, please explain your rationale for your conclusions on the effectiveness of disclosure controls and procedure.

You may wish to refer to the guidance in Section 2 of Final Rule Release 33-8238 on our website at the following address:

http://www.sec.gov/rules/final/33-8238.htm#iib3c.

We concluded that our disclosure controls and procedures were effective for the fiscal year ended December 31, 2008 and the fiscal quarter ended March 31, 2009 because we held the position that the material weaknesses we identified in our internal control over financial reporting (ICFR) did not necessarily indicate a deficiency in our disclosure controls and procedures.

We have discussed this matter with our auditors, who are of the opinion that if the ICFR has material weaknesses and is concluded to be ineffective than the disclosure controls and procedures are ineffective.  We have revised our disclosures in the Form 10-K for the fiscal year ended December 31, 2008  to disclose management’s revised conclusion on the effectiveness of our disclosure controls and procedures. The revised disclosure reads as follows:

1909 Dufferin Avenue, Saskatoon, SK, CANADA
1-888-437-5268
Email: dravcomining@gmail.com

ITEM 9A.                      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

   Under the supervision and with the participation of our management, including the Principal Executive Officer and Principal Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures are not effective since the following material weaknesses exist:

(i)
The Company’s management is relying on external consultants for purposes of preparing its financial reporting package; the Company’s sole officer may not be able to identify errors and irregularities in the financial reporting package before its release as a continuous disclosure document.

(ii)	As the Company is governed by one officer who is also the only director, there is an inherent lack of segregation of duties and lack of independent governing board.

(iii)
The Company does not have standard procedures in place to ensure that the financial statements agree to the underlying source documents and accounting records, that all of its transactions are completely reflected in the financial statements.

(iv)
There are no controls in place to ensure that expenses are recorded when incurred, as opposed to when invoices are presented by suppliers, increasing the risk of incomplete expenses and accrued liabilities.

Exhibits

Exhibit 31.1

3.
We note your officer’s certification does not conform to the guidance in Item 601(b)(31)(i) of Regulation S-K, as it is missing the language about internal control over financial reporting in the introductory section of paragraph 4.  Please revise your certification accordingly.

Management has revised Exhibit 31.1 in the Form 10-K to include the internal control over financial reporting language from the introductory portion of paragraph 4. The revised certification reads as follows:

1909 Dufferin Avenue, Saskatoon, SK, CANADA
1-888-437-5268
Email: dravcomining@gmail.com

EXHIBIT 31.1

SECTION 302 CERTIFICATION

I, Rodney Lozinski certify that:

1.  I have reviewed this annual report on Form 10-K/A-1 of DRAVCO MINING INC.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statement, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)      designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b)      designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)      evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)      disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)      all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)      any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

1909 Dufferin Avenue, Saskatoon, SK, CANADA
1-888-437-5268
Email: dravcomining@gmail.com

In furtherance, the Company would like to acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have adequately addressed all of the comments as raised.

Yours truly,

DRAVCO MINING, INC.

RODNEY LOZINSKI
Rodney Lozinski
Principal Executive Officer

1909 Dufferin Avenue, Saskatoon, SK, CANADA
1-888-437-5268
Email: dravcomining@gmail.com